SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Tektronix, Inc.

(Name of Subject Company)

Tektronix, Inc.

(Names of Person(s) Filing Statement)

Common Stock, no par value,

including the preferred share purchase rights attached thereto

(Title of Class of Securities)

879131100

(CUSIP Number of Class of Securities)

James F. Dalton

Sr. Vice President and General Counsel

Tektronix, Inc.

14200 SW Karl Braun Dr.

Beaverton, Oregon 97077

(503) 627-6700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Henry H. Hewitt

Margaret Hill Noto

Stoel Rives LLP

900 SW Fifth Avenue, Suite 2600

Portland, Oregon 97204-1268

(503) 224-3380

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2007, amends and supplements the Schedule 14D-9 filed with the SEC on October 19, 2007, as subsequently amended (the “Schedule 14D-9”) by Tektronix, Inc., an Oregon corporation. The Schedule 14D-9 relates to a tender offer by Raven Acquisition Corp., an Oregon corporation and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated October 18, 2007, to purchase all of the outstanding shares of the common stock of Tektronix, at a purchase price of $38.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2007 (as amended or supplemented from time to time) and in the related Letter of Transmittal (as amended or supplemented from time to time).

The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

The second paragraph of Item 8(d) of the Schedule 14D-9 is hereby amended and restated as follows:

“Parent and Tektronix submitted their pre-merger notification and report forms to the FTC and the Antitrust Division on October 15, 2007. The initial waiting period expired at 11:59 pm, Eastern Time, on October 30, 2007. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. Parent and Tektronix announced the expiration of the waiting period under the HSR Act on October 31, 2007.”

Item 9.	Exhibit

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(12) Text of joint press release issued by Parent and Tektronix on October 31, 2007 (incorporated by reference to Exhibit (a)(11) to the Schedule TO/A filed by Parent on October 31, 2007)”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TEKTRONIX, INC.

By:	/s/ James F. Dalton
Name:	James F. Dalton
Title:	Senior Vice President,
Corporate Development
Dated:	October 31, 2007